

SEC 05042233 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 44252



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HENDERSON CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE KAISER PLAZA, SUITE 650
(No. and Street)

OAKLAND	CA	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY HENDERSON (510) 835-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOWAT MACKIE & ANDERSON LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

1999 HARRISON STREET, SUITE 1500,	OAKLAND	CA	94612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARY HENDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HENDERSON CAPITAL PARTNERS, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


LATASHA GRIDER
COMM. # 1491338
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
COMM. EXP. MAY 24, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENDERSON CAPITAL PARTNERS, LLC
REPORT PURSUANT TO
RULE 17a-5(d)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2004

TABLE OF CONTENTS

MOWAT
MACKIE
& ANDERSON
LLP, Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Henderson Capital Partners, LLC
Oakland, California

We have audited the accompanying statement of financial condition of Henderson Capital Partners, LLC as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Capital Partners, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mowat Mackie & Anderson LLP

Oakland, California
January 28, 2005

1999 Harrison Street, Suite 1500 • Oakland, CA 94612-3577
510-893-1120 • 510-893-7523 Fax • www.mowat.com

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 57,197
Receivable from brokers-dealers and clearing organizations	30,382
Receivable from non-customers	6,000
Securities owned:	
Marketable, at market value	903,867
Not readily marketable, at estimated fair value	3,060
Property and equipment	19,393
Other assets	5,818
	$ 1,025,717

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued liabilities, expenses and other	$ 56,119
Stockholder's equity:	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 4,500 shares	45,938
Additional paid-in capital	10,000
Retained earnings	913,660
Total stockholder's equity	969,598
	$ 1,025,717

See notes to financial statement.

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

Year Ended December 31, 2004

Revenues:	
Gains or losses on investment accounts	$ (9,848)
Underwriting	1,404,321
Other revenue	37,654
Total revenues	1,432,127
Expenses:	
Officer's compensation	615,000
Other employee compensation and benefits	210,182
Commissions	15,126
Interest expense	1,147
Regulatory fees and expenses	4,575
Other expenses	399,759
Total expenses	1,245,789
Income before income taxes	186,338
Income taxes	800
Net income	$ 185,538

See notes to financial statement.

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF STOCKHOLDERS' EQUITY

Year Ended December 31, 2004

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2004	4,500	$ 45,938	$ 10,000	$ 928,122	$ 984,060
Stockholders' distribution	-	-	-	(200,000)	(200,000)
Net income	-	-	-	185,538	185,538
Balance at December 31, 2004	4,500	$ 45,938	$ 10,000	$ 913,660	$ 969,598

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 185,538
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,792
Gains or losses on investment accounts	9,848
Changes in assets and liabilities:	
Receivable from brokers-dealers and clearing organizations	5,497
Receivable from non-customers	128,127
Accounts payable, accrued liabilities, expenses and other	15,428
Total adjustments	164,692
Net cash provided by operating activities	350,230
Cash flows from investing activities:	
Capital expenditures	(3,415)
Purchase of marketable securities	(742,783)
Proceeds from maturities or sale of marketable securities	479,035
Net cash used in investing activities	(267,163)
Cash flows from financing activities:	
Distributions paid	(200,000)
Net decrease in cash	(116,933)
Cash at beginning of year	174,130
Cash at end of year	$ 57,197

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 1,147
Income taxes	800

See notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Henderson Capital Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company specializes in municipal finance, offering municipal bond underwriting services to local and state governments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized holding gains or losses on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis. Marketable securities consist of corporate stock and debt securities issued by the State of California and political subdivisions thereof.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining lease terms or the estimated useful lives of the assets.

Income Taxes

The Company is an S Corporation for federal and state income tax reporting purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for individual federal income taxes on the Company's taxable income. Generally, the same rules apply for state purposes except that California imposes a tax on S Corporations equal to 1.5% of California taxable income.

HENDERSON CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Year Ended December 31, 2004

NOTE 2 – MARKETABLE SECURITIES

Marketable securities owned consist of trading and investment securities at market value, as follows:

Corporate stock	$ 3,060
State municipal bonds	903,867
	$906,927

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Furniture	$ 42,193
Equipment	15,386
Computers	28,749
Software	5,042
Leasehold improvements	8,855
	100,225
Less accumulated depreciation and amortization	(80,832)
	$ 19,393

NOTE 4 – BORROWINGS

The Company has a revolving line of credit agreement with a bank. The agreement provides for maximum borrowings of $250,000. Outstanding borrowings bear interest at a rate of two points over the bank's prime rate and are personally guaranteed by the Company's stockholder and secured by substantially all of the assets of the Company. At December 31, 2004, there were no outstanding borrowings.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company adopted a defined contribution retirement plan that covers all full-time employees with three or more years of service. Contributions to the plan are at the discretion of the Board of Directors. Contributions for the year ended December 31, 2004 were $41,000.

NOTE 6 – COMMITMENTS

The Company has a purchase commitment for certain securities on a when as and if issued basis. In the normal course of business, the Company enters into underwriting commitments. Transaction relating to such underwriting that were open at December 31, 2004, and were subsequently settled, had no material effect on the financial statements as of date of that sale.

The Company leases office space under an operating lease expiring August 31, 2005. Rent expense for the year ended December 31, 2004 was $74,896.

Future annual minimum lease payments are as follows:

2005	$47,088

NOTE 7 – CONCENTRATION

The Company maintains accounts with a securities brokerage firm and a bank. The accounts contain cash and securities. Balances are insured up to $500,000 by the Securities Investor Protection Corporation, with a limit of $100,000 for cash. The bank provides FDIC insurance up to $100,000 cash balance. During the course of business, the bank balances occasionally exceed the FDIC insurance limits.

NOTE 8 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $919,077, which was $819,077 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.06 to 1.

SUPPLEMENTARY INFORMATION

HENDERSON CAPITAL PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2004

Net capital		
Total stockholder's equity		969,598
Deductions and/or charges:		
Nonallowable assets:		
Receivable from non-customers	6,000	
Securities not readily marketable	3,060	
Property and equipment	19,393	
Other assets	5,818	34,271
Net capital before haircuts on securities positions		935,327
Haircuts on securities:		
Debt securities		16,250
Net capital		$ 919,077
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued liabilities, expenses and other		$ 56,119
Total aggregate indebtedness		$ 56,119
Computation of basic net capital requirement		
Minimum net capital required		$ 3,741
Minimum dollar net capital required		100,000
Net capital required		100,000
Excess net capital		$ 819,077
Excess net capital at 1000%		$ 913,465
Ratio: Aggregate indebtedness to net capital		0.06 to 1
Reconciliation with the company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 924,466
Audit adjustments		(5,389)
Net capital per above		$ 919,077

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

As of December 31, 2004

A computation of reserve requirement is not applicable to Henderson Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditors' report.

HENDERSON CAPITAL PARTNERS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2004

Information relating to possession or control requirements is not applicable to Henderson Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).